Kingscrowd, LLC	
Statement of Cash Flows	
(Unaudited)	
	For the Period
	December 17, 2017
	(Inception) to
	December 31, 2017
Cash flows from operating activities:	
Net income	$ -
Net cash used in operating activities	-
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	-
Net cash provided by financing activities	-
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of period	$ -
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -